Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                    No     ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer
Name: Martin Kauer
Title: CFO

By:	/s/ Christian Felderer
Name: Christian Felderer
Title: Group General Counsel

Date: May 30, 2003

Government of Singapore adjusts its holding in Converium shares from of 5.19% to 4.98%

Converium Holding Ltd hereby informs that Government of Singapore, Investment Corporation Pte Ltd (GIC), 168 Robinson Road #37-01, in Singapore 068912, has reduced its holding from 2,077,570 registered shares in Converium Holding Ltd, Zug to 1,992,411 registered shares with 1,992,411. This corresponds to a reduction from 5.19% to 4.98% of Converium’s registered shares with voting rights.

Currently disclosed share holdings in Converium Holding Ltd, Zug Based upon the notifications to-date the following are the resulting interests notified to Converium Holding Ltd, Zug.:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda — 9.87% (date of notification April 28, 2003)

•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A. — 7.68% (date of notification January 11, 2002)

•	Government of Singapore (GIC), Singapore, — 4.98%, (date of notification May 23, 2003)

•	Putnam Investment Management, LLC und Putnam Advisory Company, LLC — 4.928% (date of notification April 25, 2003)

Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors. Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%. Government of Singapore Investment Corporation Pte Ltd (,,GIC”) is a private company, wholly owned by the Government of Singapore and acts as a global asset manager. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Zug, May 23, 2003

For further information:

Michael Schiendorfer	Zuzana Drozd
Media Relations Manager	Head of Investor Relations
michael.schiendorfer@converium.com	zuzana.drozd@converium.com
+41 (0)1 639 96 57	+41 (0)1 639 91 20

www.converium.com